UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, $0.00000002 par value

(Title of Class of Securities)

55279B202

(CUSIP Number)

JACOB MA-WEAVER CABLE CAR CAPITAL LLC 601 California Street, Suite 1151 San Francisco, California 94108 (415) 857-1965	BRUCE R. WINSON ANSON FUNDS MANAGEMENT LP 16000 Dallas Parkway, Suite 800 Dallas, Texas 75248 (214) 866-0202

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,400
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Investments Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		497,146
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

497,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

AIMF GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		497,146
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

497,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

HC, OO

6

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson East Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		128,172
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

128,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

AEMF GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		128,172
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

128,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

HC, OO

8

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,210
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

AOMF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,210
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

HC, OO

10

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IA, PN

11

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, OO

12

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, IN

13

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

FI, CO

14

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, IN

15

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		662,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

662,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

HC, IN

16

CUSIP No. 55279B202

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable.

Item 2.	Identity and Background

Item 2 is hereby amended to read as follows:

(a)	This statement is being filed by:
i.	Funicular Funds, LP, a Delaware limited partnership (“Funicular”);
ii.	Cable Car Capital LLC, a California limited liability company (“Cable Car”);
iii.	Jacob Ma-Weaver, the managing member of Cable Car and the ultimate individual responsible for directing the voting and disposition of shares held by Funicular;
iv.	Anson Investments Master Fund LP, a Cayman Islands limited partnership (“Anson Master”);
v.	AIMF GP LLC, a Texas limited liability company (“AIMF GP”);
vi.	Anson East Master Fund LP, a Cayman Islands limited partnership (“Anson East Master”);
vii.	AEMF GP LLC, a Texas limited liability company (“AEMF GP”);
viii.	Anson Opportunities Master Fund LP, a Cayman Islands limited partnership (“Anson Opportunities” and together with Anson Master and Anson East Master, the “Anson Funds”);
ix.	AOMF GP, LLC, a Texas limited liability company (“AOMF GP”);
x.	Anson Funds Management LP (d/b/a Anson Funds), a Texas limited partnership (“Anson Management”);
xi.	Anson Management GP LLC, a Texas limited liability company (“Anson GP”);
xii.	Bruce R. Winson, the principal of Anson Management and the managing member of Anson GP;
xiii.	Anson Advisors Inc., an Ontario, Canada corporation (“Anson Advisors”);
xiv.	Amin Nathoo, a director and the chief executive officer, secretary and chief compliance officer of Anson Advisors; and
xv.	Moez Kassam, a director and the chief investment officer and president of Anson Advisors.

17

CUSIP No. 55279B202

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address for Funicular, Cable Car and Mr. Ma-Weaver is 601 California Street, Suite 1151, San Francisco, California 94108. The principal business address for Anson Master, Anson East Master and Anson Opportunities is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal business address for Anson Management, Anson GP, AIMF GP, AEMF GP, AOMF GP and Mr. Winson is 16000 Dallas Parkway, Suite 800, Dallas, Texas 75248. The principal business address for Anson Advisors, Mr. Nathoo and Mr. Kassam is 155 University Ave, Suite 207, Toronto, ON, M5H 3B7.

(c)       Funicular is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of Funicular. The principal business of Anson Master, Anson East Master, Anson Opportunities and Anson Management is investing in securities. The principal business of AIMF GP is serving as the general partner of Anson Master. The principal business of AEMF GP is serving as the general partner of Anson East Master. The principal business of AOMF GP is serving as the general partner of Anson Opportunities. The principal business of Anson Advisors serving as an investment advisors to various private investment funds. The principal business of Anson GP is serving as the general partner of Anson Management. The principal business of Mr. Winson is serving as the principal of Anson Management and as the managing member of Anson GP. The principal business of Mr. Nathoo is serving as a director and the CEO, Secretary and Chief Compliance Officer of Anson Advisors. The principal business of Mr. Kassam is serving as a director and the Chief Investment Officer and President of Anson Advisors.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Ma-Weaver and Winson are citizens of the United States of America. Messrs. Nathoo and Kassam are citizens of Canada.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Anson Master delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of three highly-qualified candidates, including Taheer Datoo, Mark Feldberg and James Flynn (collectively, the “Nominees”), for election at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”).  Over the past few weeks, the Reporting Persons engaged in discussions with members of the Issuer’s management team and Board of Directors (the “Board) in an attempt to reach a mutual resolution.  Unfortunately, despite the Reporting Persons’ sincere desire to reach a compromise with the Issuer, the Issuer refused to enter into any agreement with the Reporting Persons that, in addition to including Board representation, included a return of capital to the Issuer’s stockholders, which the Reporting Persons made clear to the Issuer was paramount to their entry into any resolution with the Issuer.  While the Reporting Persons remain open to reaching a resolution with the Issuer and may engage in communications with members of the management team and Board in furtherance thereof, the Reporting Persons believe change at the Issuer is urgently required and that there exists a valid basis for removing the existing Board members for cause.

18

CUSIP No. 55279B202

The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

Taheer Datoo has served in various roles of increasing seniority at Anson Funds Management LP (“Anson”), a hedge fund with a global investment portfolio, since 2016, including most recently as Principal and Portfolio Manager since January 2023, as well as Portfolio Manager from January 2019 to December 2022 and as an Analyst, from 2016 to December 2019. While employed at Anson, Mr. Datoo has primarily focused on North American small-cap equities, special situations and thematic investing. Prior to joining Anson, Mr. Datoo served as an investment banker for BMO Capital Markets, the capital markets subsidiary of Bank of Montreal (NYSE/TSX: BMO), an international financial services company, from 2013 to 2015. Mr. Datoo earned a B.A. in economics and finance from McGill University.

Mark Feldberg has served as the Co-Founder of Tradelink Securities, LLC, a securities broker/dealer, since 2003, including as its Chairman since 2004, and also serves on the board of directors of certain affiliates of Tradelink Securities LLC. Additionally, Mr. Feldberg has served as Chair of Tripletail Capital Management LP, an investment management firm, since 2016 and as a Manager of TLS Advisors LLC, an investment adviser, since 2016. Previously, Mr. Feldberg has held management or board positions in the real estate, entertainment, finance, defense, industrial machinery, AI, and biotech industries. Mr. Feldberg earned a B.A. from Dartmouth College, Valedictorian Rank.

James Flynn is the Managing Member and Portfolio Manager of Nerium Capital LLC, an investment adviser he founded in January 2021, which also serves as the General Partner of Nerium Partners LP, a healthcare focused investment partnership. Previously, Mr. Flynn worked as a therapeutics analyst at Aptigon Capital, an investment firm and division of Citadel LLC, a multinational financial services company, from October 2017 to February 2018. Prior to that, Mr. Flynn served in various roles at Amici Capital, LLC, an investment management firm, from 2003 to 2017, including as Healthcare Portfolio Manager, from 2008 to 2017. Earlier in his career, Mr. Flynn worked in the credit research/high yield group at Putnam Investments LLC, an investment management firm, from 2002 to 2003. Mr. Flynn currently serves on the board of directors of ARCA biopharma, Inc. (NASDAQ: ABIO), a clinical-stage biopharmaceutical company, since December 2022 and Axiom Health, Inc. (“Axiom”), a provider of software and big-data solutions to the healthcare industry, since July 2022. He has also served as an advisor to Axiom since August 2020. Mr. Flynn earned a S.B. degree in Management Science with a concentration in Finance and a minor in Economic Science from the Massachusetts Institute of Technology. Mr. Flynn is a Chartered Financial Analyst (CFA) charterholder.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by the Reporting Persons is based on 6,662,857 shares outstanding as of May 8, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

19

CUSIP No. 55279B202

As of the date hereof, Funicular beneficially owned 326,400 Shares, constituting approximately 4.9% of the Issuer’s outstanding Shares. Cable Car, as the general partner of Funicular, may be deemed the beneficial owner of the 326,400 Shares owned by Funicular. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 326,400 Shares owned by Funicular.

As of the date hereof, Anson Master may be deemed the beneficial owner of 497,146 Shares, constituting approximately 7.5% of the Issuer’s outstanding Shares. As the general partner of Anson Master, AIMF GP may be deemed to beneficially own the 497,146 Shares beneficially owned by Anson Master. As of the date hereof, Anson East Master may be deemed the beneficial owner of 128,172 Shares, constituting approximately 1.9% of the Issuer’s outstanding Shares. As the general partner of Anson East Master, AEMF GP may be deemed to beneficially own the 128,172 Shares beneficially owned directly by Anson East Master. As of the date hereof, Anson Opportunities may be deemed the beneficial owner of 37,210 Shares, constituting less than 1% of the Issuer’s outstanding Shares. As the general partner of Anson Opportunities, AOMF GP may be deemed to beneficially own the 37,210 Shares beneficially owned directly by Anson Opportunities. Each of Anson Management and Anson Advisors, as the co-investment advisors to the Anson Funds, may be deemed the beneficial owner of the 662,528 Shares beneficially owned in the aggregate by the Anson Funds, constituting approximately 9.9% of the Issuer’s outstanding Shares. Anson Management GP, as the general partner of Anson Management, may be deemed the beneficial owner of the 662,528 Shares beneficially owned by Anson Management. Mr. Winson, as the principal of Anson Management and the managing member of Anson Management GP, may be deemed the beneficial owner of the 662,528 Shares beneficially owned by Anson Management. Mr. Nathoo, as a director and the CEO, Secretary and Chief Compliance Officer of Anson Advisors, may be deemed the beneficial owner of the 662,528 Shares beneficially owned by Anson Advisors. Mr. Kassam, as a director and the Chief Investment Officer and President of Anson Advisors, may be deemed the beneficial owner of the 662,528 Shares beneficially owned by Anson Advisors.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 988,928 shares of Common Stock, constituting approximately 14.8% of the shares of Common Stock outstanding.

(b)       Funicular has sole voting and dispositive power over the Shares reported herein as owned by Funicular. Anson Management and Anson Advisors serve as co-investment advisors to the Anson Funds and may direct the vote and disposition of the Shares reported herein as owned by the Anson Funds. As the General Partner of Anson Management, Anson GP may direct the vote and disposition of the Shares reported herein as owned by the Anson Funds. As the principal of Anson Management and Anson GP, Mr. Winson may direct the vote and disposition of the Shares reported herein as owned by the Anson Funds. As directors of Anson Advisors, each of Messrs. Nathoo and Kassam may each direct the vote and disposition of the Shares reported herein as owned by the Anson Funds.

(c)       The Reporting Persons have not transacted in the securities of the Issuer during the past sixty days.

The filing of this Amendment No. 3 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

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CUSIP No. 55279B202

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The Reporting Persons and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, if applicable, (ii) the Group agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by Anson Master) and (iii) the Reporting Persons agreed to bear all approved expenses incurred in connection with the Group’s activities (the “Joint Filing and Solicitation Agreement”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing and Solicitation Agreement.

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CUSIP No. 55279B202

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

FUNICULAR FUNDS, LP

By:	Cable Car Capital LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Manager

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CUSIP No. 55279B202

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
	Name:	Amin Nathoo
	Title:	Director

By:	/s/ Moez Kassam
	Name:	Moez Kassam
	Title:	Director

Anson Investments Master Fund LP

By:	AIMF GP LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

AIMF GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

Anson East Master Fund LP

By:	AEMF GP LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

AEMF GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

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CUSIP No. 55279B202

Anson Opportunities Master Fund LP

By:	AOMF GP, LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

AOMF GP, LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

/s/ Bruce R. Winson
Bruce R. Winson

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

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